Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

			Year Ended December 31,
	2013	2012	2011	2010	2009
			(dollars in thousands)
Fixed Charges
1 Interest expensed and capitalized	$73,095	$52,038	$48,314	$50,160	$42,176
2 An estimate of the interest factor in rental expense	5,223	3,836	3,643	4,949	5,199

Total Fixed Charges	$78,318	$55,874	$51,957	$55,109	$47,375

Earnings
1 Pre-tax income (loss) from continuing operations before minority interests	$127,049	$5,042	$118,099	$69,466	$(11,391)
2 Fixed charges	78,318	55,874	51,957	55,109	47,375
3 Amortization of capitalized interest (less interest capitalized)	336	519	166	38	56

Total Earnings	$205,703	$61,435	$170,222	$124,613	$36,040

Ratio of Earnings to Fixed Charges (1)	2.6	1.1	3.3	2.3	0.8

(1)	Earnings were inadequate to cover fixed charges by $11 million in 2009.